1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: October 22, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors; 5) the unsecured bonds issued by TSMC and its subsidiaries and 6) the cancellation of TSMC common shares for the month of September 2026.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held as of		Changes
		8/31/2026	9/30/2026
Chairman & Chief Executive Officer	C.C. Wei	8,152,610	8,356,985	204,375
Executive Vice President and Co-Chief Operating Officer	Y.P. Chyn	9,362,042	9,394,246	32,204
Executive Vice President and Co-Chief Operating Officer	Y.J. Mii	1,254,057	1,286,261	32,204
Senior Vice President and Deputy Co-Chief Operating Officer / Chief Information Security Officer	Cliff Hou	723,205	771,229	48,024
Senior Vice President and Deputy Co-Chief Operating Officer	Kevin Zhang	329,663	349,976	20,313
Senior Vice President, General Counsel and Corporate Governance Officer	Sylvia Fang	1,310,298	1,350,801	40,503
Senior Vice President and Chief Financial Officer	Wendell Huang	1,811,543	1,831,856	20,313
Senior Vice President	Y.L. Wang	1,497,921	1,510,802	12,881
Senior Vice President	T.S. Chang	317,638	346,580	28,942
Senior Vice President	Michael Wu	829,171	842,052	12,881
Senior Vice President	Geoffrey Yeap	213,375	243,383	30,008
Senior Vice President	Jonathan Lee	512,032	524,913	12,881
Vice President	Min Cao	542,349	555,230	12,881
Vice President	Simon Jang	445,879	454,054	8,175
Vice President	C.S. Yoo	2,869,446	2,877,621	8,175
Vice President	Jun He	120,119	140,735	20,616
Vice President and Chief Information Officer	Chris Horng-Dar Lin	143,184	164,372	21,188

Title	Name	Number of shares held as of		Changes
		8/31/2026	9/30/2026
Vice President	Arthur Chuang	3,488,305	3,509,368	21,063
Vice President	L.C. Lu	291,716	299,891	8,175
Vice President	K.C. Hsu	190,924	199,099	8,175
Vice President	Ray Chuang	345,738	365,239	19,501

Note: Shareholdings include shares held by the related parties.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:
None.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
None.
4.The capital appropriations approved by TSMC board of directors:
None.
5.The unsecured bonds issued by TSMC and its subsidiaries:
None.
6.The cancellation of TSMC common shares:
None.